TATA

82-3768

05010809

1954-2004 50 YEARS OF AUTOMOTIVE EXCELLENCE

SEC MAIL RECEIVED PROCESSING AUG 29 2005 WASH. D.C. 192 SECTION

Fax : 001-202-942-9634
File No.-001-32294

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

July 29, 2005
Sc-15271

SUPPL

Dear Sirs,

Re: Tata Motors Limited - "File No.001-32294"

1. **Audited Quarterly Financial Results of the Company for the period ended June 30, 2005**
2. **Appointment of Mr Ravi Kant as Managing Director**

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File No.001-32294" :-

"(1) With further reference to our letter No.Sc-15260 dated July 21, 2005 and in accordance with Clause 41 of the Listing Agreement with the Stock Exchange, Mumbai, we have to inform you that, the Directors have, at the Board Meeting held today, taken on record the Audited Financial Results for the period ended June 30, 2005.

Enclosed please find the Audited Quarterly Financial Results for the period ended June 30, 2005 of the Accounting Year 2005-2006 alongwith the Auditors' Report and the Press Release issued by the Company with respect to the above.

(2) Pursuant to Clause 30 of the Listing Agreement with the Stock Exchange, Mumbai, we would like to inform you of the appointment of Mr Ravi Kant as the Managing Director of the Company. Enclosed please find a Press Release which is self-explanatory."

Kindly contact Mr D Ray, Head (Corporate Communication) in Mumbai at the above address or by telephone at (91-22) 56657209 or by facsimile at (91-22) 56657616 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

PROCESSED
AUG 30 2005
THOMSON
FINANCIAL

Encl: a/a
ldadata:STOCK:RESULTS:July29-2005

Tata Motors Turnover increases by 8.6%, Net Profit up by 22% in 1st Qtr; Exports post strong 113 % growth in volumes

MUMBAI, July 29, 2005: Tata Motors Limited, India's largest automotive company, today reported Revenues (net of excise) of Rs.3878.1 crores for the Quarter ended June 30, 2005, an increase of 8.6%, compared to Rs.3572.1 crores in the corresponding period in the previous year. Profit Before Tax was Rs.360 crores, an increase of 18.8%, against Rs.303 crores. Net Profit increased by 22.1% to Rs.272.67 crores compared to Rs.223.36 crores.

The Operating Margin for the Quarter was 12.6%, compared to the Operating Margin of 12% for the corresponding period in the previous year. This increase has been a result of cost control initiatives taken by the Company.

The results of the Quarter include the operating performance of the erstwhile Tata Finance Limited, which has been merged with the Company.

The uncertainty caused by changes in emission norms and the resultant shortages of some critical components impacted sales during the Quarter. Domestic sales of commercial vehicles stood at 37,228, a decline of 7%. The sales of Light Commercial Vehicles increased by 22% mainly due to introduction of Ace, India's first mini truck, launched in May, which has generated an enthusiastic response. Passenger vehicles domestic sales stood at 41,191 units, an increase of 1%.

The Company exported 9,073 vehicles during the Quarter, a strong growth of 113%. Exports of commercial vehicles increased by 74%, and passenger vehicles by 241%. Exports to new markets such as South Africa and Turkey mainly contributed to this growth. The FOB value of Exports was Rs.435.25 crores (US$ 100.01 million), an increase of 105%.

The audited financial results, for the Quarter ended June 30, 2005, are enclosed.

***

– Ends –

Issued by:
Debasis Ray
Head (Corporate Communications)
Tata Motors Limited
Phone: 56657209; E-Mail: debasis.ray@tatamotors.com
www.tatamotors.com

Deloitte Haskins & Sells

Chartered Accountants
Maker Towers 'E', 4th Floor
Cuffe Parade
Mumbai - 400 005
India

Tel : + 91 (22) 2218 6412
Fax : + 91 (22) 2216 0740

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
TATA MOTORS LIMITED

1. We have audited the accompanying statement of financial results of TATA MOTORS LIMITED ("the Company") for the quarter ended June 30, 2005. This statement is the responsibility of the Company's management and has been approved by the Board of Directors on July 29, 2005.

2. The figures shown in the columns headed "Quarter ended June 30, 2004" and "Year ended March 31, 2005" have been traced from the financial statements for the quarter ended June 30, 2004 and year ended March 31, 2005 audited by us in terms of our reports dated July 28, 2004 and May 17, 2005, respectively.

3. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial results. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial results presentation. We believe that our audit provides a reasonable basis for our opinion.

4. In our opinion and to the best of our information and according to the explanations given to us, the said results present fairly in conformity with the accounting principles generally accepted in India the profit of the Company, and disclose the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed for the quarter ended on June 30, 2005.

For DELOITTE HASKINS & SELLS
Chartered Accountants

Sd/-

M. S. DHARMADHIKARI
Partner
Membership No.: 30802

Place: Mumbai
Date: July 29, 2005

TATA

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2005

	Particulars	Quarter ended June, 30		Year ended March, 31
		2005	2004	2005
		(Audited)	(Audited)	(Audited)
(A)				
1	Vehicle Sales:(in Nos.)			
	Commercial vehicles	37228	39877	189993
	Passenger cars and Utility vehicles	41191	40781	179076
	Exports	9073	4260	30497
		87492	**84918**	**399566**
2	Vehicle Production:(in Nos.)			
	Commercial vehicles	45108	45600	209886
	Passenger cars and Utility vehicles	46887	42191	191055
		91995	**87791**	**400941**
3	Export Turnover (at F.O.B. value) Rs. Crores	**435.25**	**212.18**	**1452.69**
	US $ M	**100.01**	**46.21**	**332.04**
(B)		(Rupees Crores)		
1	Sales/Income from operations	**4,567.71**	4,242.94	20,482.57
	Less: Excise Duty	**689.62**	670.85	3,063.44
	Net Sales/Income from operations	**3,878.09**	**3,572.09**	**17,419.13**
2	Total Expenditure			
	(a) (Increase) / Decrease in stock in trade and work in progress	**(369.41)**	(249.25)	(144.00)
	(b) Consumption of raw materials & components	**2,881.66**	2,580.07	11,929.48
	(c) Staff cost	**275.94**	236.14	1,039.34
	(d) Other expenditure	**602.15**	575.69	2,423.22
	(e) Sub total 2(a) to 2(d)	**3,390.34**	3,142.65	15,248.04
3	**Operating profit [1-2]**	**487.75**	**429.44**	**2,171.09**
4	Other income	**58.29**	41.24	166.09
5	Interest			
	(a) Gross interest	**70.63**	53.60	220.77
	(b) Capitalisation of interest and other receipts	**(19.62)**	(12.02)	(66.62)
	(c) Net interest	**51.01**	41.58	154.15
6	Product development cost- written off	**7.36**	26.61	67.12
7	Depreciation	**126.66**	98.33	450.16
8	**Profit before exceptional Items and tax [3+4-5-6-7]**	**361.01**	**304.16**	**1,665.75**
9	Exceptional Items			
	(a) Employee separation cost	**1.01**	1.07	4.18
	(b) Provision for diminution in value of investments	**-**	-	9.67
	(c) Sub total of 9(a) and 9(b)	**1.01**	1.07	13.85
10	**Profit before tax [8-9]**	**360.00**	**303.09**	**1,651.90**
11	Less: Provision for taxation			
	(a) Current Tax	**83.98**	91.67	363.82
	(b) Deferred Tax	**3.35**	(11.94)	51.13
	(c) Sub total of 11(a) and 11(b)	**87.33**	79.73	414.95
12	**Profit after tax [10-11]**	**272.67**	**223.36**	**1,236.95**
13	Paid-up Equity Share Capital (Face value of Rs. 10 each)	**361.79**	358.03	361.79
14	Reserves excluding Revaluation Reserve			3749.60
15	Basic EPS (not annualised) Rupees	**7.25**	6.26	34.38
	Diluted EPS (not annualised) Rupees	**6.83**	5.91	32.23
16	Aggregate of Non-Promoter Shareholding			
	- Number of Shares	244713837	240270689	244718237
	- Percentage of shareholding	67.65%	67.12%	67.65%

Notes:-

1) Figures for the previous period have been regrouped/reclassified wherever necessary.

2) The amalgamation of Tata Finance Limited (TFL) has been effective from the appointed date April 1, 2005. As per the Scheme:

(a) For every 100 Equity Shares of TFL, the Company will allot 8 Ordinary Shares to the Shareholders of TFL on the record date of August 12, 2005. Consequent to the above, the subscribed and issued capital of the Company will increase by 1,45,04,949 shares of Rs.10/- each which would result in approx. 4.01% dilution of the equity.

(b) To ensure uniform set of accounting policies, in respect of some of the items of the transferor company (TFL), an amount of Rs. 18.59 crores (net of deferred tax), has been adjusted to the General Reserve, in accordance with the Accounting Standard 14 read with Accounting Standard 5.

3) In terms of the Scheme of Amalgamation (Scheme) sanctioned by the Hon'ble High Court of Judicature at Bombay, two wholly owned subsidiaries, viz. Telco Dadajee Dhackjee Ltd. (TDDL) and Suryodaya Capital and Finance (Bombay) Ltd. (SCFL), have been amalgamated with the Company with effect from April 1, 2005.

4) For calculating the Earnings Per Share (EPS), the shares to be issued to shareholders of Tata Finance Ltd [see 2(a)] above, have been considered as required by the Accounting Standard, AS-20 on Earnings Per Share.

5) The above financial results for the quarter ended June 30, 2005 include the results of the operations of TFL, TDDL and SCFL, for the period April 1, 2005 to June 30, 2005. The comparative figures for the quarter ended June 30, 2004 and for the year ended March 31, 2005 as shown above, do not include the result of the operations of TFL, TDDL and SCFL, and as such, the financial results for the quarter ended June 30, 2005, are not comparable to this extent.

6) The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing thereof. These, in the context of Accounting Standard 17 on Segment Reporting, are considered to constitute one single primary segment.

7) As on April 1, 2005, 1 Investor complaint was outstanding. The Company received 2 complaints during the said quarter and disposed off 2 complaints by June 30, 2005. There is only 1 complaint unresolved as on June 30, 2005, brought forward from the last quarter.

8) The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter ended June 30, 2005.

The above Results have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on July 29, 2005.

Tata Motors Limited

Ratan N Tata
Chairman

Mumbai, July 29, 2005

TATA

immediate use **PRESS RELEASE**

Appointment of Mr Ravi Kant as the Managing Director of Tata Motors Limited

MUMBAI, July 29, 2005: Tata Motors announces the appointment of Mr Ravi Kant as the Managing Director of the Company with immediate effect. This was approved by the Board of Directors of the Company at its meeting held today.

Mr Ravi Kant was till date the Executive Director, Commercial Vehicle Business Unit of the Company.

***

– Ends –

Issued by:
Debasis Ray
Head (Corporate Communications)
Tata Motors Limited
Phone: 56657209; E-Mail: debasis.ray@tatamotors.com
www.tatamotors.com